

Mail Stop 4631

April 2, 2010

By U.S. Mail and Facsimile

Mr. Patrick W. Cavanaugh
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended October 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended January 2, 2010**
> **Definitive Proxy Statement on Schedule 14A filed January 19, 2010**
> **File No. 001-10684**

Dear Mr. Cavanaugh:

  We have reviewed your response letter dated March 1, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the Fiscal Quarter Ended January 2, 2010

Note 2 – Summary of Significant Accounting Policies, page 6
Revenue Recognition for Software-enabled Products and Multi-element Arrangements, page 6

1. Please tell us what consideration you have given to providing the transition disclosures provided in FASB ASC 605-25-65-1(d)(2) for the quarter ended December 31, 2008.

Business Combinations and Non-Controlling Interests, page 7

2. With a view towards future disclosure, please tell us what consideration you have given to the disclosure requirements provided in FASB ASC 810-10-50-1A(c).

Definitive Proxy Statement on Schedule 14A filed January 19, 2010

Executive Compensation, page 18
Compensation Discussion and Analysis, page 18
Fiscal 2009 Compensation – Pay Position Philosophy, page 20

3.   We note your response to comment 10 in our letter dated February 4, 2010. We further note the disclosure in your compensation discussion and analysis setting forth where you target compensation amounts to be paid to your named executive officers relative to the 50th and 75th percentile positions in the market. However, in addition to your present disclosure, please disclose where actual amounts paid to each named executive officers fell relative to those targeted amounts. In addition, to the extent amounts fell significantly above or below those targeted amounts, please discuss the reasons for such variance.

                              *   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or Jay Ingram, Legal Branch Chief, at (202) 551-3397, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3689.

                                                Sincerely,

                                                John Hartz
                                                Senior Assistant Chief Accountant